MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

MANAGEMENT’S DISCUSSION and ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the three and nine-month periods ended September 30, 2014

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.

This quarter means the third quarter of 2014. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of October 30, 2014. You should also read our audited consolidated financial statements for the year ended December 31, 2013 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2014 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration and evaluation, development, production and reclamation.

Operating gold mines:

•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	Jinfeng, in China (82%)
•	White Mountain, in China (95%)

Gold projects:

•	Skouries, in Greece (95%)
•	Olympias, in Greece (95%)
•	Perama Hill, in Greece (100%)
•	Sappes, in Greece (100%)
•	Certej, in Romania (81%)
•	Eastern Dragon, in China (75%)
•	Tocantinzinho, in Brazil (100%)

Other mines:

•	Vila Nova – iron ore, in Brazil (100%)
•	Stratoni – silver, lead, zinc, in Greece (95%)

Eldorado’s common shares are listed on the following exchanges:

•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

1

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

Third quarter summary results

Selected consolidated financial information

•	Net profit attributable to shareholders of the Company was $19.8 million ($0.03 per share), compared to $36.4 million ($0.05 per share) in the third quarter of 2013.

•	Gold revenues were $241.2 million (2013 - $266.4 million) on sales of 189,321 ounces of gold at an average realized gold price of $1,274 per ounce (2013 – 199,117 ounces at $1,338 per ounce).

•	Liquidity of $937.3 million, including $562.3 million in cash, cash equivalents and term deposits, and $375.0 million in undrawn lines of credit.

Selected performance measures (1)

•	Gold production of 192,578 ounces, including Olympias production from tailings retreatment (2013 – 204,620 ounces).

•	Cash operating costs averaged $488 per ounce sold (2013 – $472 per ounce sold).

•	All-in sustaining cash costs averaged $771 per ounce.

•	Gross profit from gold mining operations was $102.0 million (2013 – $123.1 million).

•	Adjusted net earnings of $36.1 million ($0.05 per share) compared to adjusted net earnings of $54.4 million ($0.08 per share) in 2013.

•	Cash generated from operating activities before changes in non-cash working capital was $78.7 million (2013 – $104.8 million).

(1) Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 11 for an explanation and discussion of these non-IFRS measures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

Review of Financial Results

Summarized financial results	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Revenues (millions)	$263.5	$287.3	$808.9	$892.3
Gold revenues (millions)	$241.2	$266.4	$736.4	$817.2
Gold sold (ounces)	189,321	199,117	570,570	564,723
Average realized gold price (US$ per ounce)	$1,274	$1,338	$1,291	$1,447
Cash operating costs (US$ per ounce sold)	$488	$472	$499	$485
Total cash cost (US$ per ounce sold)	$543	$528	$556	$544
All-in sustaining cash cost (US$ per ounce sold)	$771	n/a	$796	n/a
Gross profit from gold mining operations (millions)	$102.0	$123.1	$298.2	$404.2
Adjusted net earnings (millions)	$36.1	$54.4	$109.2	$186.0
Net profit (loss) attributable to shareholders of the Company (millions)	$19.8	$36.4	$88.7	$34.2
Earnings (loss) per share attributable to shareholders of the Company – Basic (US$/share)	$0.03	$0.05	$0.12	$0.05
Earnings (loss) per share attributable to shareholders of the Company – Diluted (US$/share)	$0.03	$0.05	$0.12	$0.05
Dividends paid (Cdn$/share)	$0.01	$0.05	$0.02	$0.12
Cash flow from operating activities before changes in non-cash working capital (millions)	$78.7	$104.8	$265.6	$329.6

Net income attributable to shareholders of the Company for the quarter was $19.8 million (or $0.03 per share), compared with $36.4 million (or $0.05 per share) in the third quarter of 2013. Net income was impacted by a non-cash $7.6 million iron ore inventory write-down related to Vila Nova. Gold revenues of $241.2 million were nine percent lower year over year due to lower gold prices and ounces sold. Gross profit from gold mining operations was seventeen percent lower than that of the third quarter of 2013 reflecting lower profit margins and sales volumes. Total cash cost per ounce increased three percent year over year. Adjusted net earnings were $36.1 million or $0.05 per share compared with $54.4 million or $0.08 per share in the third quarter of 2013.

Exploration expenses fell $6.4 million year over year reflecting changes in the Company’s exploration program in response to lower gold prices. The Company reported a foreign exchange loss of $4.5 million for the quarter as compared to a gain of $0.9 million for the third quarter of 2013 mainly as a result of the impact on cash deposits of the weakening of the Canadian, Brazilian and Turkish currencies against the US dollar. Interest and financing costs fell $2.9 million year over year, reflecting an increase in capitalization of interest on the Company’s Greek development projects.

The effective tax rate for the quarter was sixty-four percent as compared to a rate of fifty percent in the third quarter of 2013. The increase in the effective tax rate year over year was due to the impact of the fall in the Turkish lira on the deferred tax balances of the Company’s Turkish entity as well as an increase in the percentage of unrecognized tax losses due to lower profits.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

Operations update

Summarized Operating Results	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Gross profit – gold mining operations (millions)	$102.0	$123.1	$298.2	$404.2
Ounces produced – including Olympias production from tailings retreatment	192,578	204,620	589,652	552,359
Cash operating costs ($ per ounce sold)	$488	$472	$499	$485
Total cash cost ($ per ounce sold)	$543	$528	$556	$544
Kisladag
Gross profit – gold mining operations (millions)	$62.9	$79.5	$163.1	$242.1
Ounces produced	78,030	84,762	222,085	231,718
Cash operating costs ($ per ounce sold)	$411	$324	$435	$328
Total cash cost ($ per ounce sold)	$427	$343	$454	$349
Efemcukuru
Gross profit – gold mining operations (millions)	$10.3	$13.9	$36.6	$64.9
Ounces produced	26,838	23,438	78,841	69,583
Cash operating costs ($ per ounce sold)	$547	$551	$541	$558
Total cash cost ($ per ounce sold)	$564	$568	$562	$586
Tanjianshan
Gross profit – gold mining operations (millions)	$12.7	$15.3	$39.7	$49.6
Ounces produced	25,387	28,179	79,556	82,324
Cash operating costs ($ per ounce sold)	$381	$377	$399	$405
Total cash cost ($ per ounce sold)	$563	$557	$575	$589
Jinfeng
Gross profit – gold mining operations (millions)	$12.4	$9.9	$41.7	$26.9
Ounces produced	39,421	40,212	126,284	90,843
Cash operating costs ($ per ounce sold)	$609	$684	$590	$743
Total cash cost ($ per ounce sold)	$693	$767	$673	$831
White Mountain
Gross profit – gold mining operations (millions)	$3.7	$4.5	$17.0	$20.7
Ounces produced	18,130	19,287	65,603	57,664
Cash operating costs ($ per ounce sold)	$648	$713	$611	$693
Total cash cost ($ per ounce sold)	$691	$751	$651	$734
Olympias
Ounces produced from tailings retreatment	4,772	8,742	17,283	20,227

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

Kisladag

Operating Data	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Tonnes placed on pad	3,326,835	3,336,465	9,621,645	9,553,306
Average treated head grade - grams per tonne (g/t)	1.28	1.28	1.11	1.28
Gold (ounces)
- Produced	78,030	84,762	222,085	231,718
- Sold	82,374	85,029	222,041	231,959
Cash operating costs (per ounce sold)	$411	$324	$435	$328
Total cash costs (per ounce sold)	$427	$343	$454	$349
Financial Data (millions)
Gold revenues	$105.2	$113.4	$285.4	$336.5
Depreciation and depletion	$6.8	$4.1	$19.5	$10.9
Gross profit – gold mining operations	$62.9	$79.5	$163.1	$242.1
Sustaining capital expenditures	$5.4	$8.4	$30.5	$19.0

Gold production for the quarter at Kisladag was lower year over year due to lower average head grade of ore placed on the leach pad. Run of mine ore contributed to increased tonnes placed on the pad during the quarter. Cash costs were higher than in the same period in 2013 due to an increase in production waste mining (2014 – 6.4 million tonnes versus 2013 – 0.2 million tonnes). Capital expenditures during the quarter included waste stripping and leach pad construction.

Efemcukuru

Operating Data	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Tonnes Milled	106,942	105,641	324,149	301,869
Average treated head grade - grams per tonne (g/t)	9.08	8.50	8.54	8.77
Average Recovery Rate (to Concentrate)	93.3%	93.2%	93.2%	93.6%
Gold (ounces)
- Produced	26,838	23,438	78,841	69,583
- Sold	24,033	26,410	77,115	101,888
Cash operating costs (per ounce sold)	$547	$551	$541	$558
Total cash costs (per ounce sold)	$564	$568	$562	$586
Financial Data (millions)
Gold revenues	$30.0	$35.4	$99.7	$148.1
Depreciation and depletion	$5.8	$5.9	$18.9	$20.9
Gross profit – gold mining operations	$10.3	$13.9	$36.6	$64.9
Sustaining capital expenditures	$7.7	$5.3	$18.9	$21.8

Gold production during the quarter at Efemcukuru was higher year over year due to higher mill throughput and average treated head grade. Sales during the quarter were lower year over year due to the timing of concentrate shipments. Cash operating costs per ounce were lower due to higher average treated head grade and continued cost reduction efforts. Capital spending during the quarter included costs related to capitalized underground development, mobile equipment, surface infrastructure, and process improvements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

Tanjianshan

Operating Data	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Tonnes Milled	281,862	285,406	823,698	805,532
Average treated head grade - grams per tonne (g/t)	3.50	3.40	3.41	3.54
Average Recovery Rate	81.4%	82.9%	81.5%	82.5%
Gold (ounces)
- Produced	25,387	28,179	79,556	82,324
- Sold	25,387	28,179	79,556	82,324
Cash operating costs (per ounce sold)	$381	$377	$399	$405
Total cash costs (per ounce sold)	$563	$557	$575	$589
Financial Data (millions)
Gold revenues	$32.1	$38.1	$102.7	$119.0
Depreciation and depletion	$4.9	$6.7	$16.7	$20.0
Gross profit – gold mining operations	$12.7	$15.3	$39.7	$49.6
Sustaining capital expenditures	$2.1	$4.2	$6.9	$9.3

Gold production during the quarter at Tanjianshan was lower year over year as a result of lower tonnage throughput and lower recovery rate due to the treatment of stockpile material. Capital spending included resource evaluation activities and waste stripping.

Jinfeng

Operating Data	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Tonnes Milled	353,048	363,798	1,090,006	1,052,406
Average treated head grade - grams per tonne (g/t)	3.86	3.66	4.01	3.15
Average Recovery Rate	87.1%	88.0%	87.1%	85.0%
Gold (ounces)
- Produced	39,421	40,212	126,284	90,843
- Sold	39,397	40,212	126,255	90,888
Cash operating costs (per ounce sold)	$609	$684	$590	$743
Total cash costs (per ounce sold)	$693	$767	$673	$831
Financial Data (millions)
Gold revenues	$50.7	$53.8	$163.7	$129.7
Depreciation and depletion	$11.0	$13.0	$37.0	$27.2
Gross profit – gold mining operations	$12.4	$9.9	$41.7	$26.9
Sustaining capital expenditures	$0.9	$15.0	$8.0	$44.3

Gold production during the quarter at Jinfeng was lower year over year due to an increase in gold in circuit inventory. Cash operating costs per ounce were lower mainly due to less waste tonnage from the open pit. Capital spending during the quarter included underground mine development and tailings dam construction.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

White Mountain

Operating Data	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Tonnes Milled	218,500	209,581	632,923	611,548
Average treated head grade - grams per tonne (g/t)	2.79	3.28	3.48	3.44
Average Recovery Rate	89.4%	84.0%	88.1%	85.5%
Gold (ounces)
- Produced	18,130	19,287	65,603	57,664
- Sold	18,130	19,287	65,603	57,664
Cash operating costs (per ounce sold)	$648	$713	$611	$693
Total cash costs (per ounce sold)	$691	$751	$651	$734
Financial Data (millions)
Gold revenues	$23.2	$25.7	$84.9	$83.9
Depreciation and depletion	$6.9	$6.7	$25.0	$20.6
Gross profit – gold mining operations	$3.7	$4.5	$17.0	$20.7
Sustaining capital expenditures	$5.8	$9.1	$15.1	$20.9

Gold production during the quarter at White Mountain was lower year over year mainly as a result of lower average treated head grade, partially offset by higher average recovery rates. Cash operating costs per ounce decreased year over year mainly due to reduced backfill costs. Capital spending this quarter included underground development, exploration and delineation, and camp improvements.

Vila Nova

Operating Data	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Tonnes Processed	208,583	219,925	602,785	612,700
Iron Ore Produced	180,152	189,858	517,951	528,456
Average Grade (% Fe)	63.4%	63.2%	63.0%	63.1%
Iron Ore Tonnes
- Sold	135,093	126,835	439,993	338,256
Average Realized Iron Ore Price	$46	$74	$65	$98
Cash Costs (per tonne produced)	$60	$58	$62	$65
Financial Data (millions)
Revenues	$6.3	$9.4	$28.8	$33.3
Depreciation and depletion	$1.3	$1.2	$4.3	$3.3
Gross profit / loss from mining operations	($10.6)	$0.9	($10.2)	$8.1
Sustaining capital expenditures	$0	$0.3	$1.0	$3.9

The Company recorded a $7.6 million inventory write-down against gross profit/loss for Vila Nova during the quarter as a result of the continued fall in iron ore prices, and has decided to place the mine on care and maintenance pending a review of options to return it to profitability. Not including the inventory write-down, Vila Nova recorded a loss of $3.0 million for the quarter compared with gross profit of $0.9 million in the third quarter of 2013.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

Stratoni

Operating Data	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Tonnes ore mined (wet)	60,006	60,011	174,523	174,245
Tonnes ore processed (dry)	58,230	56,463	169,227	167,315
Pb grade (%)	5.63%	6.33%	5.96%	6.39%
Zn grade (%)	9.66%	9.37%	10.75%	9.49%
Ag grade (g/t)	146	161	153	166
Tonnes of concentrate produced	14,363	14,586	46,013	42,918
Tonnes of concentrate sold	15,884	12,096	45,590	42,847
Average realized concentrate price (per tonne)	$960	$820	$885	$840
Cash Costs (per tonne of concentrate sold)	$737	$547	$716	$749
Financial Data (millions)
Revenues	$15.2	$9.9	$40.3	$36.0
Depreciation and depletion	$2.3	$2.2	$6.3	$7.5
Gross profit from mining operations	$1.3	$1.1	$1.5	($3.6)
Sustaining capital expenditures	$1.2	$1.4	$2.7	$2.0

Combined metal concentrate production at Stratoni for the quarter was the same year over year, with lower lead concentrate production offset by higher zinc concentrate production as a result of changes in metal head grades. Concentrate sales were higher year over year due to the timing of sales. Prices received for lead and zinc concentrates were both higher year on year.

Development project update

Kisladag Mine Expansion

During the third quarter work began at Kisladag on the engineering of an additional 7.5 million tonnes per year (“Mtpa”) crushing/screening circuit and its integration with the new gyratory crusher station. Work also began on the design of a new stockpile facility to provide feed to the existing crushing/screening circuit as well as the additional 7.5 Mtpa circuit. Total capacity for crushed ore will be raised to 20 Mtpa as per the expansion plan approved during the second quarter. Work continued during the quarter on upgrading the overland conveyor and stacking system that feeds the leach pad to handle the additional mine crusher throughput. Capital spending totaled $6.8 million during the quarter.

Skouries

The mill foundations at Skouries were completed during the quarter. These include the semi-autogenous grind (“SAG”) mill, ball mill, and the regrind mills. A key milestone of the project was also achieved, with the transportation to site, and start of installation of the SAG and ball mill shells. Placement of the rest of the mills is scheduled to be completed during the fourth quarter. During the quarter the project received approval of the technical study for the construction of the first tailings dam which has allowed construction work of the tailings dams to start in the fourth quarter. Piling also commenced in the flotation building area. During the quarter, pit preparation work continued with the removal of topsoil and overburden from the open pit. The pit work will increase during the fourth quarter as waste material is mined for construction of the tailings dam facility. The procurement process for the open pit mining contractor also began during the quarter with a site visit by potential bidders on the contract.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

Progress continued on the underground decline with the advance rate improving. Capital spending totaled $35.4 million during the quarter.

Olympias

A total of 137,566 tonnes of tailings were reprocessed during the quarter at a grade of 2.69 grams per tonne. A total of 4,772 payable ounces of gold in concentrate were produced. Cash proceeds from the sale of concentrate generated $6.5 million during the quarter on 5,393 ounces of gold in concentrate. Capital spending totalled $27.9 million during the quarter including $8.4 million related to tailings reprocessing, production royalties and transportation and selling costs, $2.2 million related to capitalized interest, and the remainder on mine development as well as Phase II engineering.

Plans for transitioning the plant operation from Phase l tailings retreatment to Phase II processing of underground ore continued to be studied during the quarter. The plans are based on upgrading the existing plant facilities to handle a throughput of up to 650,000 tonnes per year of ore to produce gold, lead/silver and zinc concentrates.

Perama Hill

Preliminary engineering was completed with the final front end engineering design report received during the quarter. The Company continues to work with Greek government authorities to facilitate approval of the Environmental Impact Assessment (“EIA”). Capital spending totaled $1.6 million during the quarter.

Certej

During the quarter the feasibility study commenced in order to optimize the expanded resource and improve the metallurgical design. Construction permits were obtained for the 2014 site works program allowing mobilization of the site earthworks contractor to begin rough grading of the south plant site and construction of the pilot water treatment plant. Capital spending totaled $3.6 million during the quarter.

Tocantinzinho

During the quarter work continued on optimization of the Tocantinzinho feasibility study. Following a review of the geological model, which updated the overall tonnes and grade in the deposit, a rework of the mine design and plant throughput has been incorporated into the ongoing optimization analysis. Access to the site was upgraded to improve surface conditions and drainage. Construction on a portion of the recently approved forest road was begun. Capital spending totaled $1.2 million during the quarter.

Eastern Dragon

The Eastern Dragon site continued under care and maintenance during the quarter with permitting activities ongoing. The Company was informed that approval of the project EIA is to be conducted by the Heilionjiang Provincial Environment Protection Bureau. Site personnel continued to provide support to the permitting team, particularly at the local and provincial level.

Exploration update

During the third quarter, a total of 19,000 metres of exploration drilling were completed at the Company’s mine sites, development projects, and exploration projects.

Greece

In the Halkidiki District, a 6,000 metre drilling program continued during the quarter at the Piavitsa deposit, which is located 2 kilometres west of the Stratoni project. This program consists largely of infill drillholes, designed to confirm the continuity of mineralization delineated in widely-spaced drillholes drilled during 2012 and 2013. Results to date showed grades and thicknesses in general agreement with the resource model.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

At the Stratoni mine, step-out drilling targeted the western and down-dip extensions of the orebody. The best results were obtained from just below the current production levels where thick massive sulfide intercepts indicate down-dip continuity of the orebody.

In the Perama / Sapes district, exploration activities during the quarter focused on updating the geological model for the Sapes deposit for the purposes of refining the resource model and identifying exploration drilling targets.

Romania

In the Certej project area, exploration drilling during the quarter tested satellite targets at Magura and Bocsa, both of which were sites of historical underground exploration. No significant results were obtained from the first three drillholes on these targets. These prospects will be further tested during the fourth quarter, upon receipt of required drilling permits.

At Muncel, located 15 kilometres southwest of Certej, the final three drillholes of the first phase of exploration drilling were completed. One of these was abandoned after intersecting underground workings, while the other two cut weak to moderate zones of sulfide stringer veinlets.

The Certej deposit is currently the subject of a detailed geological reinterpretation program, which will be completed in the fourth quarter with updated deposit geology and resource models.

Turkey

Exploration drilling during the quarter in Turkey was limited to the Efemcukuru project, where 2,900 metres of drilling tested the Dedebag vein system and segments of the Kokarpinar vein. The best results were obtained from the central and northern portions of the Kokarpinar vein, where several metres of sulfide-rich rhodochrosite vein intercepts of several metres width were obtained.

Reconnaissance exploration activities included mapping and sampling of volcanic centres in the greater Kisladag region to evaluate potential for buried porphyry systems, and evaluations of regional prospects in the northern part of the country.

China

At Tanjianshan, drilling programs were completed at the Dushugou prospect and at the Qinlongtan (“QLT”) deposit. At QLT drilling confirmed the continuity of the QLT Northwest zone in the previously untested gap between the 2013 drillholes and the QLT open pit.

Exploration drilling at the White Mountain mine (4,700 metres completed) tested step-outs along-strike and down-plunge from the ore body. Mining grades and thicknesses were confirmed in five separate areas, with highest grades encountered in the North and North Deep ore zones. Surface drilling of the North Deep zone also commenced during the quarter.

Brazil

Exploration drilling during the quarter in Brazil tested two projects in the Tapajos region. At the Ruben Zilio project, located along strike southeast of Tocantinzinho, soil geochemical anomalies were tested in three target areas; none of this drilling identified significant mineralization. At Tocantinzinho, additional sampling extended the Cu-Mo-Au mineralization over a 6 km trend. Four drillholes tested different areas of this anomaly, and all encountered intervals of quartz and sulfide vein mineralization.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

Quarterly results

millions (except per share amounts)

	2014	2014	2014	2013	2013	2013	2013	2012
	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter
Total revenues	$263.5	$265.5	$279.9	$231.7	$287.3	$266.9	$338.1	$350.0
Profit (loss)	$19.8	$37.6	$31.3	($687.5)	$36.4	$43.3	($45.4)	$115.0
Earnings (loss) per share
- basic	$0.03	$0.05	$0.04	($0.96)	$0.05	$0.06	($0.06)	$0.16
- diluted	$0.03	$0.05	$0.04	($0.96)	$0.05	$0.06	($0.06)	$0.16

Quarterly loss for the first quarter of 2013 was due to a one-time $125.2 million non-cash adjustment related to an increase in Greek income tax rates. Quarterly loss for the fourth quarter of 2013 was due to a one-time $684.6 million impairment charge.

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating cost and total cash cost

The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

Reconciliation of cash operating costs to production costs	2014	2013	2014	2013
millions (except for gold ounces sold and cash operating cost per ounce sold)	Third quarter	Third quarter	Year to date	Year to date
Production costs – excluding Vila Nova and Stratoni (from consolidated income statement)	$103.7	$106.8	$321.1	$407.2
Less:
By-product credits and other adjustments	(0.9)	(1.7)	(3.6)	(7.7)
Total cash cost	$102.8	$105.1	$317.5	$399.5
Royalty expense and production taxes	(10.4)	(11.1)	(32.9)	(41.3)
Cash operating cost	$92.4	$94.0	$284.6	$358.2
Gold ounces sold	189,321	199,117	570,570	725,095
Total cash cost per ounce sold	$543	$528	$556	$551
Cash operating cost per ounce sold	$488	$472	$499	$494

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

All-in sustaining cash cost

Effective January 31, 2014 the Company, in conjunction with an initiative undertaken within the gold mining industry and set out in the guidance note released by the World Gold Council on June 27, 2013, has adopted an all-in sustaining cost performance measure. All-in sustaining costs are calculated by taking total cash costs as indicated in the reconciliation above and adding sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company reports this measure on a gold ounces sold basis. The table below provides additional detail on the calculation of the Company’s all-in sustaining cash cost for the current periods.

Calculation of all-in sustaining cash costs	2014	2014
millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)	Third quarter	Year to date
Total cash cost – excluding Via Nova and Stratoni (per table above)	$102.8	$317.5
Sustaining capital spending at operating gold mines	28.8	86.3
Exploration spending at operating gold mines	3.1	6.4
General and administrative expenses	11.4	44.1
All-in sustaining cash costs	$146.1	$454.3
Gold ounces sold	189,321	570,570
All-in sustaining cash cost per ounce sold	$771	$796

Cash flow from mining operations before changes in non-cash working capital

We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Adjusted net earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the quarters ended September 30:

Reconciliation of adjusted net earnings to consolidated net earnings (loss) millions (except for weighted average shares and earnings per share)	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Net (loss) earnings attributable to shareholders	$19.8	$36.4	$88.7	$34.2
Loss (gain) on disposal of assets	0.3	(0.1)	2.1	0.0
Losses (gains) on available-for-sale securities	0.1	0.0	1.4	0.0
Net loss (earnings) on equity investments	0.0	1.4	0.1	2.5
Loss on investment in associates	0.0	12.7	0.0	12.7
Inventory writedown	7.6	0.0	7.6	0.0
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	8.3	4.0	9.3	11.4
Deferred income tax charge for change in Greek tax rates	0.0	0.0	0.0	125.2
Total adjusted net earnings	$36.1	$54.4	$109.2	$186.0
Weighted average shares outstanding	716,284	715,038	716,254	714,901
Adjusted net earnings ($/share)	$0.05	$0.08	$0.15	$0.26

Gross profit from gold mining operations

Gross profit from gold mining operations represents gross revenues from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Operating cash flow, financial condition and liquidity

Operating activities before changes in non-cash working capital generated $78.7 million in cash this quarter, compared to $104.8 million in the same quarter of 2013.

Capital expenditures

We invested $102.8 million in capital expenditures, mine evaluation and development, mining licences and other assets in the third quarter of 2014. Mine evaluation and development totalled $72.0 million while spending at our producing mines (including capitalized exploration) totalled $30.0 million. The remaining $0.8 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, Romania, and China.

Liquidity and capital resources

(millions)	September 30, 2014	December 31, 2013
Cash, cash equivalents and term deposits	$562.3	$623.9
Working capital	$679.7	$734.0
Debt	$594.8	$601.4

Management believes that the working capital at September 30, 2014, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2014 and beyond.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

Contractual obligations

(millions)	Within 1 year	2 to 3 years	3 to 4 years	Over 5 years	Total
Debt	8.1	-	-	600.0	608.1
Capital leases	0.2	1.8	0.9	-	2.9
Operating leases	6.3	9.8	4.5	8.2	28.8
Purchase obligations	62.0	48.1	26.9	-	137.0
Totals	76.6	59.7	32.3	608.2	776.8

The table does not include interest on debt.

As at September 30, 2014, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 8,325 dry metric tonnes of zinc concentrates, 7,400 dry metric tonnes of lead/silver concentrates over the next three years, and 15,480 dry metric tonnes of gold concentrate through December 31, 2014.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (Silver Wheaton) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around Stratoni, up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 and the prevailing market price per ounce. As at September 30, 2014 approximately 6.4 million ounces of silver have been delivered of the original 15 million ounce commitment.

Debt

Significant changes in our debt from that disclosed in our December 31, 2013 annual MD&A and consolidated financial statements are as follows:

Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16.3 million) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility had a term of up to one year, from January 16, 2013 to January 15, 2014. In January 2014, the term of the facility was extended to January 28, 2015. The facility is unsecured.

During the quarter ended September 30, 2014, Jinfeng repaid the full amount under this facility and concurrently drew down RMB 50.0 million ($8.1 million) and has used the proceeds to fund working capital obligations. All tranches of the loan have a term of six months and a fixed interest rate of 5.6%.

Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $13.3 million have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at September 30, 2014 was $600.4 million.

Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($2.0 million) entrusted loan agreement, which has been increased to RMB 720.0 million ($117.0 million) through a series of amendments.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at September 30, 2014 was 4.59%.

As at September 30, 2014, RMB 647.1 million ($105.2 million) had been drawn under the entrusted loan. Subsequent to September 30, 2014, RMB 0.7 million ($0.1 million) was drawn under this loan. The entrusted loan has been recorded on a net settlement basis.

Dividends

On August 26, 2014 Eldorado paid $6.5 million in dividends to shareholders of record. Future dividend payments will be dependent on the Company having an aggregate of contributed surplus, accumulated other comprehensive income and retained earnings balance exceeding the dividend amount to be paid.

Equity

This quarter we received net proceeds of $0.4 million for issuing 60,914 common shares related to stock options and warrants being exercised.

Common shares outstanding - as of September 30, 2014 - as of October 30, 2014	716,309,524 716,309,524
Share purchase options
- as of October 30, 2014 (Weighted average exercise price per share: $11.70 Cdn)	21,212,461

Other information

New accounting developments

The following interpretation of a standard has been adopted by the company commencing January 1, 2014:

•	IFRIC 21 ‘Levies’ – This interpretation of IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’, applies to the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. There was no impact on these unaudited condensed consolidated interim financial statements as a result of the adoption of this standard.

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2017:

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.
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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years ending on or after December 31, 2017. The Company does not expect this standard to have a material impact on its financial statements.

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the third quarter of 2014 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., our President, is the Qualified Person under NI 43-101 responsible for supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies,
•	actual and estimated production and mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory and permitting risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.
•	If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

We recommend that you review our annual information form, which includes a more detailed discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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